                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                     ------------------------------------


                             ANGELES PARTNERS XII
                           (Name of Subject Company)

                        BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------


                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation*:  $9,250,000.00          Amount of Filing Fee: $1,850.00
-------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 18,500 units of limited partnership interest ("Units") of the subject partnership for $500 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:  Not Applicable    Filing Party: Not Applicable
         Form or Registration No.:  Not Applicable  Date Filed:  Not Applicable
-------------------------------------------------------------------------------

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 2
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        BROAD RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                            (a)  [ ]

                                                                                                            (b)  [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)

                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,799
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        4.0%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 3
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                             (a)   [ ]

                                                                                                             (b)   [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,799
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        4.0%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 4
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                       (a)         [ ]

                                                                                                       (b)         [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,799
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        4.0%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 5
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                        (a)       [ ]

                                                                                                        (b)       [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)

                                                                                                                  [X]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,799
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                  [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        4.0%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                          14D-1                                       Page 6
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                         (a)     [ ]

                                                                                                         (b)     [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,799
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        4.0%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
========================================================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Angeles Partners XII, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

         (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an offer by Broad River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 18,500 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedules II, III and IV to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules II, III and IV to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of Insignia, IPT and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

         (d)       Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: the audited financial statements of Insignia set forth at Part I-Item 8 of Insignia's Annual Report on Form 10-K for the year ended December 31, 1997, which is on file with the Commission.

ITEM 10.    ADDITIONAL INFORMATION.

         (a)        Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e)        None.

         (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)     Offer to Purchase, dated April 14, 1998.
         (a)(2)     Assignment of Partnership Interest and Related Instructions.
         (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(4) Cover Letter, dated April 14, 1998, from the Purchaser to the Limited Partners of the Partnership.
         (b)        Not applicable.
         (c)        Not applicable.
         (d)        Not applicable.
         (e)        Not applicable.
         (f)        Not applicable.
         (z)(1) Summary of appraisal referred to in the Offer to Purchase in Section 13 ("Background of the Offer").

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1998


                             BROAD RIVER PROPERTIES, L.L.C.


                             By:    /s/ JEFFREY P. COHEN
                                    ---------------------
                                    Jeffrey P. Cohen
                                    Manager



                             INSIGNIA PROPERTIES, L.P.

                             By:   Insignia Properties Trust,
                                   its General Partner



                             By:    /s/ JEFFREY P. COHEN
                                   ----------------------
                                   Jeffrey P. Cohen
                                   Senior Vice President



                             INSIGNIA PROPERTIES TRUST


                             By:    /s/ JEFFREY P. COHEN
                                   ------------------------
                                   Jeffrey P. Cohen
                                   Senior Vice President



                             INSIGNIA FINANCIAL GROUP, INC.


                             By:    /s/ FRANK M. GARRISON
                                   ---------------------------
                                   Frank M. Garrison
                                   Executive Managing Director

                                 EXHIBIT INDEX




         EXHIBIT NO.                                   DESCRIPTION
         -----------                                   -----------

           (a)(1)             Offer to Purchase, dated April 14, 1998.

           (a)(2)             Assignment of Partnership Interest and Related
                              Instructions.

           (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(4) Cover Letter, dated April 14, 1998, from the Purchaser to the Limited Partners of the Partnership.

           (z)(1) Summary of appraisal referred to in the Offer to Purchase in Section 13 ("Background of the Offer").